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                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549



                                  FORM 11-K



   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
                                   OF 1934



                 For The Fiscal Year Ended December 31, 1993



                        Commission File Number 1-2300



A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        SCOTT HOURLY INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             SCOTT PAPER COMPANY
                                 SCOTT PLAZA
                      PHILADELPHIA, PENNSYLVANIA  19113


                                                                              1.
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                             SCOTT PAPER COMPANY
                        SCOTT HOURLY INVESTMENT PLAN
                                    INDEX



Report of Independent Accountants........................................     3

Plan Financial Statements and Schedules Prepared in Accordance with the
Financial Reporting Requirements of ERISA................................  4-31

Signatures...............................................................    32

Exhibits................................................................. 33-34


                                                                              2.
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                      REPORT OF INDEPENDENT ACCOUNTANTS



The Committee and Participants
Scott Hourly Investment Plan



In our opinion, the financial statements listed in the index appearing on page 2 present fairly, in all material respects, the financial position of Scott Hourly Investment Plan (the "Plan") at December 31, 1993 and 1992, and the changes in its plan equity for the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE

Philadelphia, Pennsylvania
June 29, 1994


                                                                              3.
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                                 SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                SCOTT HOURLY INVESTMENT PLAN



                                                By    /s/ Roger L. Bobertz
                                                   --------------------------
                                                     Roger L. Bobertz
                                                     Chairman, the Committee



DATE: June 29, 1994
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                                                                             33.
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EXHIBITS:



Number         Description                                                Page
- ------         -----------                                                ----

  23       Consent of Independent Accountants                              35



                                                                             34.